November 26, 2007

Mr. Karl Hiller

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

Washington, D.C. 20549 - 7010

Dear Mr. Hiller:

Re:	ARC Energy Trust (“the Trust”) Form 40-F for Fiscal Year Ended

December 31, 2006 (“40-F”)

This letter is in response to our conversation regarding your letter dated July 27, 2007 pertaining to the filing of ARC Energy Trust’s Form 40-F for the Fiscal Year Ended December 31, 2006. This letter should be read in conjunction with our initial response letter dated May 31, 2007, second response letter dated July 5, 2007, and our third response letter dated August 29, 2007.

The purpose of this correspondence is to advise you that ARC will delete the reference to Non-GAAP cash flow in its future reporting materials including those reporting materials which will be incorporated into ARC Energy Trust’s Form 40-F for the fiscal year ended December 31, 2007, and will now only refer to the GAAP measure of cash flow from operating activities. This change has been reviewed by the Audit Committee and the Board of Directors; it was incorporated into our third quarter report for the nine months ended September 30, 2007.

In our letter dated July 5, 2007, we agreed to file an amendment to ARC Energy Trust’s Form 40-F document for the fiscal year ended December 31, 2006 with the inclusion of cautionary language to address the use of Non-GAAP measures throughout the document. Please confirm that our proposed amendment of ARC Energy Trust’s 2006 Annual Report on Form 40-F is acceptable to you, substantially as proposed in our letter dated July 5, 2007. Once we receive confirmation from you we will proceed with the filing on EDGAR.

Should you have further questions or comments please feel free to contact me directly.

On behalf of the Trust, I hereby acknowledge that:

1.	the Trust is responsible for the adequacy and accuracy of the disclosure in its Form 40-F for the fiscal year ended December 31, 2006 (the “Filing”);
2.

comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and;

3.	the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

ARC RESOURCES LTD.

Steven W. Sinclair, CA

Senior Vice President, Finance and CFO

cc:	Deloitte & Touche

Burnett, Duckworth & Palmer LLP